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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                              WASHINGTON, DC 20549                  0-11532
                                  FORM 12B-25
                                                                  CUSIP Number


                          NOTIFICATION OF LATE FILING

  (Check One)    /x/ Form 10-K    / / Form 20-F    / / Form 11-K  / /  Form 10-Q
/ / Form N-SAR

For Period Ended:  December 31, 1996

                   -------------------------------------------------------------

/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant         GTI CORPORATION
                        ________________________________________________________

Former name if applicable_______________________________________________________

Address of principal executive office (street and number)

                           9715 Business Park Avenue
    ________________________________________________________________________

City, State and Zip Code        San Diego, California 92131-1642
                         _______________________________________________________

                       PART II.  RULE 12B-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
   The filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense due to delays in the completion of the Company's audit for the year ended December 31, 1996 and the preparation of the textual portions of the subject Form 10-K, resulting from: (i) the significant involvement of the Company's management in the pending sale of its 72% owned subsidiary, Promptus Communications, Inc., as announced by the Company on March 25, 1997; and (ii) the significant turnover of the Company's management, financial and accounting personnel, including its Chief Financial Officer, during the past three months.

                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

   John J. Hentrich, Esq.           (619)                  236-1441
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       (Name)                    (Area code)           (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              /X/ Yes  / / No
  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes  / / No

  See the attached page for an explanation of the changes in the results of operations.

                                GTI CORPORATION
--------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 1997                  By:  /s/  Bruce C. Myers
     ------------------                     -----------------------
                                    Title:  Vice President-Finance and
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).

CHANGE IN RESULTS OF OPERATIONS--1996 vs. 1995

                                                      FOR THE YEAR ENDED
RESULTS OF OPERATIONS:                          DEC. 31, 1996   DEC. 31, 1995
Income (loss) from continuing operations        $ (7,651,000)    $ 6,124,000
Loss from discontinued operations                 (2,998,000)     (2,178,000)
Loss from disposal of discontinued operations    (10,822,000)     (2,000,000)
Net income (loss)                               $(21,471,000)    $ 1,946,000

The decrease in income (loss) from continuing operations from income of $6,124,000 in 1995 to a (loss) of $7,651,000 in 1996 is primarily due to decreased revenue levels, decreased gross margin and increased operating expenses, off-set somewhat by income tax consequences. The increase in losses from discontinued operations is primarily due to increased operating losses of the Company's Promptus Communications, Inc. ("Promptus") 72% owned subsidiary from the prior period. The increase in the loss from disposal of discontinued operations is due to the loss on the pending divestiture of Promptus. Management expects that the pending Promptus divestiture will close during the quarterly period ending June 28, 1997.